Mail Stop 4561

August 18, 2006

Mr. Mark P. Cattini
President and Chief Executive Officer
MapInfo Corporation
One Global View
Troy, New York 12180

> **Re:** **MapInfo Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2005**
> **Form 10-Q for the Fiscal Quarterly Period Ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarterly Period Ended March 31, 2006**
> **Form 10-Q for the Fiscal Quarterly Period Ended June 30, 2006**
> **File No. 000-23078**

Dear Mr. Cattini:

We have reviewed the above referenced filings and your response dated July 11, 2006 and have the following comment. Please note that we have limited our review to the matters addressed in the comment below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2005

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 47

1.   Your response to prior comment numbers 1 and 3 indicates you establish VSOE of PCS using separate sales for arrangements that do not contain a renewal rate. Please expand your analysis to clarify whether the prices charged in separate PCS sales (i.e. historical renewals) vary from customer to customer and if so, tell us how you determined the separate prices charged are significantly concentrated to establish VSOE of PCS. In this

respect, we note the portion of your response which states, "the customer must pay a 20% uplift over the license fee for PCS, regardless of the product." Clarify whether you have historically sold PCS at a constant renewal rate of 20% of the license fee or whether the fee varies for discounts and other factors.

*****

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comment.

You may contact Christopher White, Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comment on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief